Date


Dear Plan Participant:

I would like to notify you of changes that have been made to our SCANA Investor Plus Plan. These changes, which will become effective May 1, 2004, were implemented after careful review and evaluation of the specific areas of concern and the impact of those areas in the overall administration of the Plan. The changes are summarized below:

1) A fee of $25 will be charged against accounts for each check and/or bank draft that is returned by the bank due to insufficient funds.

2) Duplicate account statements may be ordered; however, a fee of $15 for the first hour of research and $10 for each additional hour will be passed on to Plan participants.

3) The fee to replace lost or stolen stock certificates will be $10 or two percent of the current market value (whichever is greater). SCANA will not charge for a stock certificate that is lost in the mail on the way to you if you report the non-receipt within one year of the issuance date.

4) SCANA will replace uncashed checks once at no charge. Replacements thereafter will cost $10 each and will be sent only following receipt of the replacement fee.

5) Shares purchased through the Plan may not be sold or issued in certificate form until the shares have been held in your Plan account for two weeks.

For investors who seek a convenient and easy way to reinvest dividends and purchase shares of SCANA's common stock, our Plan provides a viable avenue. Some of the features offered at no charge are: 1) custodial service for common stock safekeeping; 2) gift certificates; 3) stock certificates issued upon request; 4) transfers; 5) regular account statements; 6) electronic deposit of dividends; and 7) automatic bank draft for cash purchases.

Our Plan prospectus has been revised to reflect the changes referenced above and a copy is enclosed for your review. Please feel free to contact our Shareholder Services Department through our toll-free Investor Line at 1-800-763-5891 (outside Columbia SC) or 217-7817 (Columbia SC area) anytime you have a question about your Investor Plus Plan account or if you have specific questions about the changes to the Plan. As always, we appreciate your investment in SCANA Corporation.

Sincerely,



William B. Timmerman
Chief Executive Officer